February 15, 2013

VIA EDGAR

Ms. Kathleen Collins

    Accounting Branch Chief

        Division of Corporation Finance

            Securities and Exchange Commission

                100 F Street N.E.

                    Washington D.C., 20549-0305

                        U.S.A.

Re:	Konami Corporation
Form 20-F for the Fiscal Year Ended March 31, 2012
Filed July 25, 2012
File No. 001-31452

Dear Ms. Collins:

We are writing regarding your letter dated February 4, 2013 commenting on our Form 20-F filed on July 25, 2012. We are in the process of compiling a response to your letter and will submit the response as soon as practicable, which we expect will be by March 8, 2013. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Takuya Kozuki
Takuya Kozuki
Representative Director, President
KONAMI CORPORATION

cc:	Laura Veator
Christine Davis
Ryan Houseal
Evan Jacobson
(Division of Corporation Finance
Securities and Exchange Commission)

Izumi Akai
(Sullivan & Cromwell LLP)